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02021144

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAY 30 2002
WASH. D.C. 152 SECTION

SEC FILE NUMBER
8- 48473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Trading Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13010 Morris Road, Second Floor
(No. and Street)

Alpharetta, GA 30004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald M. Finegold 678-256-5000 x 102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael & Company, P.C.
(Name – *if individual, state last, first, middle name*)

One TownPark Commons, 125 Townpark Drive, Suite 250, Kennesaw, GA 30144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OK-UF 6-17-02

OATH OR AFFIRMATION

I, Gerald M. Finegold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Trading Corporation, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NG Trading Partners

Gerald Finegold
Signature

President
Title

Geri D Cantrell
Notary Public

GERI D CANTRELL MY COMMISSION EXPIRES NOV 23 2004 FULTON COUNTY, GEORGIA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael & Company, P.C.

Certified Public Accountants

Members
American Institute of CPA's
Georgia Society of CPA's
National Association of CVA's

Independent Accountants' Audit Report

To the Stockholders and Board of Directors
Quantum Trading Corporation
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Quantum Trading Corporation as of March 31, 2001 and 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Trading Corporation at March 31, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael + Company, P.C.

May 9, 2002

One TownPark Commons • 125 TownPark Drive • Suite 250 • Kennesaw, Georgia 30144
Telephone (770) 420-8100 • Facsimile (770) 420-8111

QUANTUM TRADING CORPORATION

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2002 AND 2001

Assets	2002	2001
Cash and cash equivalents	$ 232,240	$ 162,449
Commissions receivable (Note 3)	17,325	52,841
Property and equipment, at cost, less accumulated depreciation of $18,970 and $88,953	77,664	101,860
Due from affiliate (Note 3)	1,951	
Other assets	46,678	45,300
	375,858	362,450
Liabilities and Stockholders' Equity		
Accounts payable	$ 75,209	$ 67,958
Note payable	-	1,050
Due to stockholders (Notes 3)	39,180	30,000
Income taxes payable (Note 4)	-	3,871
Deferred income taxes (Note 4)	13,500	18,800
Stockholders' equity (Note 6):		
Common stock, voting, no par value, 500,000 shares authorized, 100,000 shares issued and outstanding	10,000	10,000
Common stock, non-voting, no par value, 500,000 shares authorized, none issued or outstanding	-	-
Preferred stock, no par value, 500,000 shares authorized, none issued or outstanding	-	-
Retained earnings	237,969	230,771
	247,969	240,771
	$ 375,858	$ 362,450

The accompanying notes are an integral part of these financial statements.

QUANTUM TRADING CORPORATION

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$4,393,736	$5,110,997
Interest	20,465	72,707
Rent	422,417	327,720
Other	1,473	2,521
	4,838,091	5,513,945
Expenses:		
Clearing charges	335,542	296,458
Commissions and research	1,764,951	1,800,000
Management fees	1,500,000	1,534,250
Occupancy and equipment rental	444,814	448,535
Interest	2,224	4,913
Depreciation	33,136	32,310
Software fees	150,000	600,000
Other	606,097	716,569
	4,836,764	5,433,035
Income before income taxes	1,327	80,910
Income tax expense (benefit) (Note 4)	(5,871)	28,572
Net income	7,198	52,338
Retained earnings, beginning	230,771	178,433
Retained earnings, ending	$237,969	$230,771

The accompanying notes are an integral part of these financial statements.

QUANTUM TRADING CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

Changes in liabilities:	2002	2001
Subordinated liabilities, beginning	$ 30,000	$ 30,000
Decrease due maturity of note	-	-
Subordinated liabilities, ending	$ 30,000	$ 30,000

The accompanying notes are an integral part of these financial statements

QUANTUM TRADING CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 7,198	$ 52,338
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	33,136	32,574
Loss on disposal of equipment	38,993	
Increase (decrease) in:		
Commissions receivable	35,516	(27,242)
Due from affiliates	(1,951)	
Due to stockholders	9,180	(73,042)
Accounts payable	7,251	(310,826)
Income taxes payable	(9,171)	(3,793)
Net cash provided (used) by operating activities	120,152	(329,991)
Cash flows from investing activities:		
Increase (decrease) in other assets	(1,378)	33,208
Acquisition of equipment	(47,933)	(34,815)
Net cash used by investing activities	(49,311)	(1,607)
Cash flows from financing activities:		
Reduction of long-term notes payable	(1,050)	(6,953)
Net cash used by financing activities	(1,050)	(6,953)
Net increase (decrease) in cash	69,791	(338,551)
Cash at beginning of year	162,449	501,000
Cash at end of year	$ 232,240	$162,449
Supplemental Disclosures:		
Income taxes paid	$4,678	$ 32,336
Interest paid		7,913

The accompanying notes are an integral part of these financial statements.

1. History and nature of operations

Quantum Trading Corporation ("The Company") was incorporated in Georgia on June 7, 1995. The Company is a registered securities broker-dealer. The Company operates as an initiating broker-dealer that clears security transactions through an independent clearing broker-dealer. The Company is a member of the National Association of Securities Dealers, a self-regulatory organization, and is also regulated by the Securities and Exchange Commission and the states where it is registered to conduct business.

2. Summary of significant accounting policies

This summary of significant accounting policies is presented to assist the user in understanding the accompanying financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted principles of accounting.

The preparation of financial statements in conformity with generally accepted principles of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturity of these financial instruments. The Company's cash and cash equivalents are FDIC insured bank accounts and SPIC insured brokerage accounts up to the legal limits. At March 31, 2002 the bank accounts had $120,000 in excess of the FDIC insured limit.

Revenue recognition and concentrations

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. The Company clears all of its securities transactions through an independent broker-dealer. There are a number of alternate broker-dealers available to the Company to clear its securities transactions.

At March 31, 2002 the company had approximately seventeen customers. The company believes the universe of potential customers is significantly greater than the current customer base and any loss of customers could be readily replaced.

QUANTUM TRADING CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

2. Summary of significant accounting policies (continued)

Depreciation and amortization

The Company's equipment is depreciated over five years using primarily the straight-line method. Organization costs are amortized using the straight-line method over a five-year life.

Income taxes

For income tax reporting, the Company recognizes depreciation sooner than for financial reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes, when applicable, are recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes.

Statement of Cash Flows

For the purpose of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. Related Party Transactions

The Company rents office space to, earns commissions from and purchases services from stockholders and partnerships owned by them. Following are the related party transactions for the years ended March 31, 2002 and 2001:

	2002	2001
Rent received	$ 422,417	327,720
Commissions earned	1,650	
Rent of computer and office equipment		180,000
Data services		60,000
Software license	150,000	600,000
Research and commissions	1,764,951	1,200,000
Management fee	1,500,000	2,194,960
Interest expense	2,250	3,000
Note payable to stockholders	30,000	30,000
Due to affiliates and stockholders	9,180	
Due from affiliate	1,951	

4. Income Taxes

Income tax benefit consists of the following components:

Current	$ (571)
Deferred	(5,300)
	$ (5,871)

The deferred tax liability at March 31, 2002 of $13,500 results from the use of accelerated methods of depreciation for tax purposes and timing differences regarding payments to stockholders.

5. Commitments and Contingencies

The company's office space is occupied under the terms of a non-cancelable lease that expires September 30, 2005. A portion of the office space is subleased to related entities. Minimum rental and common area maintenance charges, exclusive of subleases are:

Year Ending	Amount
2003	458,033
2004	471,834
2005	486,072
2006	246,650
Total	$1,662,589

Rent expense was $444,814 for 2002 and $268,534 for 2001.

The company subleases to related parties 95% of the office space under operating leases that expire on September 30, 2005. The leases may be cancelled by the tenants upon giving two months written notice. The lease agreements provide for a specific monthly payment plus reimbursement of increases in certain operating expenses. The following is a summary of minimum future rentals, exclusive of reimbursement for increases in certain operating expenses, under operating leases:

Year Ending	Amount
2003	435,132
2004	448,242
2005	461,768
2006	234,318
Total	$1,579,460

5. Commitments and Contingencies (continued)

A lawsuit regarding a rental commission dispute has been filed against the Company. The lawsuit request actual damages of $125,000 and punitive damages of $1,500,000. Management believes the lawsuit is without merit and is vigorously contesting this lawsuit and believes the likelihood of any loss is remote. Therefore, management believes the ultimate disposition of the lawsuit will not have a material impact on the Company's financial position, results of operations, or cash flows in future years.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net-capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $165,158, which was $158,632 in excess of its required net capital of $6,526. The Company's aggregate indebtedness to net capital ratio was .59 to 1.

Independent Accountant's Report on Internal Control Structure Required
By SEC Rule 17a-5

To the Stockholders and Board of Directors
Quantum Trading Corp.

In planning and performing our audit of the financial statements of Quantum Trading Corp. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities act of 1934 and should not be used for any other purpose.

Michael + Company, P.C.

May 9, 2002

Quantum Trading Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2002
Schedule I

NET CAPITAL	
Total stockholders' equity	$ 247,969
Total stockholders' equity qualified for net capital	247,969
ADD:	
Allowable subordinated debt	30,000
Deferred income taxes	13,500
Total capital and allowable subordinated liabilities	291,469
Deductions and/or charges	
Non-allowable assets	
Property and equipment	77,664
Other assets	48,629
	126,293
Net capital before haircuts on securities position	165,176
Haircuts on securities:	
Clearance account	18
Net capital	$ 165,158
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	75,209
Due to stockholders	9,180
Deferred income taxes	13,500
Total aggregate indebtedness	$ 97,889
COMPUTATION OF BASIC NET CAPITAL	
Minimum net capital required	$ 6,526
Excess net capital at 1500%	$ 158,632
Excess net capital at 1000%	$ 155,369
Ratio: Aggregate indebtedness to net capital	.59 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 165,158
Net capital	$ 165,158